UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No. ________)*
WRIT Media Group Inc.
(Name of Issuer)
Common Stock, $0.00001 par value
(Title of Class of Securities)
982549107
(CUSIP Number)
3/18/14, 4/1/14, 4/11/14
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 982549107	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Irwin Zalcberg
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF Personal Funds
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 13,333,334
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 13,333,334
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,333,334
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70%** (See item 6)
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 982549107	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.
Common Shares, $0.00001 par value.
WRIT Media Group Inc.
8200 Wilshire Boulevard,
Suite 200
Beverly Hills, CA 90211
Item 2.  Identity and Background.
(a) Irwin Zalcberg
(b) 2801 Lakeside Dr., Suite 207
Bannockburn, IL 60015
(c) Investor, Director and Advisor for Start-Ups
(d) No
(e) No
(f)  USA
Item 3.  Source or Amount of Funds or Other Consideration.
Irwin Zalcberg personal funds in the aggregate amount of $400,000.00.

March 18, 2014 - 625,000 common shares and 625,000 warrants exercisable at $0.12 for $50,000.
April 1, 2014 - 1,875,000 common shares and 1,875,000 warrants exercisable at $.08 for $150,000.
April 11, 2014 - 4,166,667 common shares and 4,166,667 warrants exercisable at $0.25 for $200,000.

Item 4.  Purpose of Transaction.
None
Item 5.  Interest in Securities of the Issuer.
(a) Amount Beneficially Owned:           6,666,667 Common Shares
6,666,667 Warrants to purchase Common Shares
(b) Percent of Class:  70%** (See item 6)
(c)            Number of shares as to which such person has:
(i)            Sole power to vote:  13,333,334 Common Shares
(ii)            Sole power to dispose or to direct the disposition of: 13,333,334 Common Shares
(d)            None
(e)            N/A
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
**The Company's officers and directors in the aggregate own 100% of the outstanding shares of Preferred Stock, Series A of the Company, giving the officers and directors full control over 80% of the voting rights of the Company's entire voting stock, including common shares.
Common Shares in the aggregate represent only 20% of the voting rights of the Company.  As a result, the Company's officers and directors have the ability to control substantially all matters submitted to the stockholders for approval.
Further, the Common Shares may be diluted at any time by conversion of the 10,000 outstanding shares of Preferred Stock, Series A, the aggregate of which may be converted into four times the number of shares of Common Stock that were issued at the time of conversion.  Therefore, each share of Series A may be converted into that number of shares of Common Stock, divided by the number of shares of Series A outstanding at the time of conversion.
Item 7.  Material to Be Filed as Exhibits.
None

CUSIP No. 982549107	13D	Page 4 of 4 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WRIT Media Group Inc.

/s/ Irwin Zalcberg
Insert Name
N/A
Insert Title
6/11/14
Insert Date